

May 16, 2006

Gordon A. Milne, Executive Vice President and Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

> **Re:** **The Ryland Group, Inc.   File No. 001-08029**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006**

Dear Mr. Milne:

   We have reviewed the above referenced filing and have the following comments. We have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note B: Segment Information, page 69

1.   You disclose that you operate in two segments, Homebuilding and Financial Services, however, we note in your business section you separately discuss your 22 homebuilding divisions and market regions; North, Texas, Southeast and West and in MD&A you discuss your "higher margin markets." We further note that each of your regions have a President and various Vice-Presidents. Please tell us the factors used to identify your reportable segments and explain why you believe your regions or states are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. Additionally provide us copies of the relevant reports provided to your CODM at 12/31/04 and at 12/31/05.

Note K: Supplemental Guarantor Information, page 79

2.   Your disclosure regarding your guarantor subsidiaries indicates that they are wholly- owned subsidiaries. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

3.   We note in your Guarantor Subsidiaries' balance sheet the negative asset balance of $608 million. In future filings, please revise to remove the negative asset account as this should be classified as a liability.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have any questions.

                                                Sincerely,

                                                Nili N. Shah
                                                Branch Chief